SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

VTTI Energy Partners LP

(Name of the Issuer)

Buckeye Partners, L.P.

Buckeye Raritan Bay Terminal LLC

Buckeye North Sea Coöperatief U.A.

Vitol Holding B.V.

Martank B.V.

VIP Terminals Finance B.V.

VIP Terminals Holding B.V.

VTTI B.V.

VTTI MLP Partners B.V.

VTTI Merger Sub LLC

VTTI Energy Partners GP LLC

(Names of Person(s) Filing Statement)

Common units representing limited partner interests

(Title of Class of Securities)

Y9384M101

(CUSIP Number of Class of Securities)

Robert Nijst

Chief Executive Officer

VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

+44 20 3772 0100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Sean T. Wheeler Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 223-2300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$473,621,636	$54,893***

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per common unit cash payment of $19.50 for 24,288,289 outstanding common units of the issuer subject to the transaction (which equals to the total outstanding common units less the common units held by Stichting Administratiekantoor VTTI that do not correspond to a vested depositary receipt issued to an employee, consultant, or director of the issuer or its affiliates and less the common units held by VTTI MLP Partners B.V., none of which were converted into the merger consideration) (the “Transaction Value”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

*** The previous filing fee calculation of $54,751 was paid in connection with the filing of Schedule 13E-3 on June 6, 2017, and therefore the balance of $142 is submitted in connection with the filing of this Amendment No. 3.

☐  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) VTTI Energy Partners LP, a Marshall Islands limited partnership (“MLP”) and the issuer of the common units (the “Common Units”) representing limited partner interests in MLP that are subject to the Rule 13e-3 transaction; (ii) VTTI Energy Partners GP LLC, a Marshall Islands limited liability company and the general partner of MLP (the “General Partner”); (iii) VTTI B.V., a private limited liability company organized in the Netherlands (“Parent”); (iv) VTTI MLP Partners B.V., a private limited liability company organized in the Netherlands and a direct wholly owned subsidiary of Parent (“MLP Partners”); (v) VTTI Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of MLP Partners (“Merger Sub”); (vi) Buckeye Partners, L.P., a Delaware limited partnership; (vii) Buckeye Raritan Bay Terminal LLC, a Delaware limited liability company; (viii) Buckeye North Sea Coöperatief U.A. a cooperative with excluded liability organized in the Netherlands; (ix) Vitol Holding B.V., a private limited liability company organized in the Netherlands; (x) Martank B.V., a private limited liability company organized in the Netherlands; (xi) VIP Terminals Finance B.V., a private limited liability company organized in the Netherlands; and (xii) VIP Terminals Holding B.V., a private limited liability company organized in the Netherlands. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated May 8, 2017 (as it may be amended from time to time, the “Merger Agreement”) among MLP, the General Partner, Parent, MLP Partners and Merger Sub. Pursuant to the Merger Agreement, effective as of September 15, 2017, Merger Sub merged with and into MLP, with MLP surviving as a Marshall Islands limited partnership and as an indirect wholly owned subsidiary of Parent (the “Merger”). Each Common Unit outstanding immediately prior to the effective time of the Merger (the “Effective Time”) other than Common Units held by (a) Stichting Administratiekantoor VTTI, a foundation incorporated in the Netherlands (the “Stichting”), that did not correspond to a vested depositary receipt issued to an employee, consultant or director of MLP or its affiliates (the “Unvested LTIP Units”), and (b) MLP Partners, was converted into the right to receive $19.50 in cash (the “merger consideration”). The merger consideration was paid without interest and reduced by any applicable tax withholding. The Common Units held by MLP Partners were not cancelled, were not converted into the merger consideration and remain outstanding as Common Units. The Unvested LTIP Units were cancelled at the Effective Time without payment therefor.

The conflicts committee of the board of directors of the General Partner (the “GP Board” and such conflicts committee, the “Conflicts Committee”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of MLP and the Unaffiliated Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the GP Board and the limited partners of MLP approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, such recommendation and approval constituting “Special Approval” as such term is defined in the First Amended and Restated Agreement of Limited Partnership of MLP. The GP Board, after considering various factors, including the unanimous determination and recommendation of the Conflicts Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of MLP and the Unaffiliated Unitholders, and has approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

MLP has made available to its unitholders a proxy statement (the “proxy statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the special meeting of MLP’s unitholders, at which the MLP unitholders considered and voted upon, among another proposal, a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The Proxy Statement was mailed to MLP unitholders on or about July 21, 2017. The special meeting of MLP unitholders was convened on September 13, 2017. At the special meeting, MLP unitholders voted to approve the Merger Agreement and the transactions contemplated thereby. A copy of the Merger Agreement is attached to the proxy statement as Annex A and is incorporated herein by reference.

This Amendment No. 3 to the Transaction Statement is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that MLP is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning MLP contained in, or incorporated by reference into, this Transaction Statement was supplied by MLP. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On September 13, 2017, MLP held a special meeting of MLP unitholders in order to vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby (the “Merger Proposal”). At the special meeting, the Merger Proposal was approved by (i) holders of a majority of the Common Units held by MLP unitholders other than Parent, MLP Partners and their respective affiliates (the “Unaffiliated Unitholders”) and (ii) holders of a majority of the subordinated units representing limited partner interests in MLP, voting as separate classes, in each case outstanding as of the close of business on July 17, 2017, the record date for the special meeting.

On September 15, 2017, MLP filed a Certificate of Merger with the Registrar of Corporations of the Republic of the Marshall Islands, pursuant to which Merger Sub was merged with and into MLP, with MLP continuing as the surviving limited partnership. As a result of the Merger, MLP became an indirect wholly owned subsidiary of Parent.

As a result of the Merger, MLP ceased to be a publicly traded company and MLP Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows.

Exhibit No.	Description

(a)(1)*	Proxy Statement of VTTI Energy Partners LP (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Common Unitholders of VTTI Energy Partners LP (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release of VTTI Energy Partners LP, dated March 2, 2017 (incorporated herein by reference to Exhibit 99.1 to MLP’s Current Report on Form 6-K, furnished March 3, 2017).

(a)(6)	Press Release of VTTI Energy Partners LP, dated September 13, 2017 (incorporated herein by reference to Exhibit 99.1 to MLP’s Current Report on Form 6-K, furnished September 13, 2017).

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated March 27, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated April 14, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated April 21, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(5)*	Presentation materials prepared by Evercore Group, L.L.C., dated April 24, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(6)*	Presentation materials prepared by Evercore Group, L.L.C., dated April 27, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(7)*	Presentation materials prepared by Evercore Group, L.L.C., dated May 5, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(8)*	Presentation materials prepared by J.P. Morgan Limited, dated February 19, 2017, for each of Vitol and Buckeye on a non-reliance basis.

(c)(9)*	Presentation materials prepared by J.P. Morgan Limited, dated March 2, 2017, for the Board of Directors of VTTI Energy Partners GP LLC.

(c)(10)*	Presentation materials prepared by J.P. Morgan Limited, dated March 31, 2017, for the Board of Directors of VTTI Energy Partners GP LLC.

(d)(1)	Agreement and Plan of Merger, dated May 8, 2017, among MLP, the General Partner, Parent, MLP Partners, and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(f)(1)	First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP, dated as of August 6, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F for the year ended December 31, 2014, filed by VTTI Energy Partners LP on April 30, 2015).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 18, 2017

VTTI ENERGY PARTNERS LP

By:	VTTI ENERGY PARTNERS GP LLC its general partner

By:	/s/ Robert Nijst
Name:	Robert Nijst
Title:	Chief Executive Officer

VTTI B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

VTTI MLP PARTNERS B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

VTTI MERGER SUB LLC

By:	/s/ Francis M. Brenner
Name:	Francis M. Brenner
Title:

BUCKEYE PARTNERS, L.P.

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

BUCKEYE RARITAN BAY TERMINAL LLC

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

BUCKEYE NORTH SEA COÖPERATIEF U.A.

By:	/s/ Keith E. St. Clair
Name:	Keith E. St. Clair
Title:	Managing Director A

By:	/s/ Richard Ivo Larry van Dijk
Name:	Richard Ivo Larry van Dijk
Title:	Managing Director B

VITOL HOLDING B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Andries P. Eeltink
Name:	Andries P. Eeltink
Title:	Managing Director

MARTANK B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

VIP TERMINALS FINANCE B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ James Cemm
Name:	James Cemm
Title:	Managing Director

VIP TERMINALS HOLDING B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Paul Tulling
Name:	Paul Tulling
Title:	Managing Director

VTTI ENERGY PARTNERS GP LLC

By:	/s/ Robert Nijst
Name:	Robert Nijst
Title:	Chief Executive Officer